ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

March 25, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX VENTURES ANNOUNCES 2007

SPANISH MOUNTAIN DRILL RESULTS

Acrex Ventures Ltd. (“Acrex” or “Company”) is pleased to announce the results of the 2007 diamond-drilling program on its Spanish Mountain property, located near Likely, British Columbia.  The results obtained to date show a cluster of 3 drill holes with grades ranging from 1.59 grams per tonne (g/t) to 2.54 g/t gold over a consistent stratigraphic width of approximately 1.50 metres (m).  Lower gold grades of approximately 0.20 g/t extend up to 25 m into the hanging wall rocks demonstrating potential for sediment-hosted gold mineralization on the property.

The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. (“Skygold”) Spanish Mountain gold project.  Over the last two years drilling by Skygold has outlined a large, potentially bulk mineable, sediment hosted gold system with average gold grades of greater than 1.0 g/t. The Main zone measures 1,200 m x 500 m. The deposit is up to 135 m thick and remains open in all directions.

In 2007, Acrex completed a total of 1943.4 m (6376 feet) of diamond drilling in 11 drill holes on the property.  A total of 871 core samples were sent to the laboratory for analysis.  The 2007 drilling program continued from the 2006 program sampling several different target areas on the Hepburn Lake portion of the property.  Targets were defined by the results of an airborne geophysical survey completed earlier in 2007.  The airborne survey indicated a number of strong electromagnetic (resistivity) zones that trend from the Main Gold Zone on the Skygold property, to the Acrex claims.

Significant results returned from core samples taken from the 2007 drilling are summarized in the following table.  All significant results were obtained from samples taken from drill holes 07SpM-01 and 07SpM-02.  The maximum single hole depth was 309 m (1,015 feet).   The highest gold value of 2.42 g/t gold was returned from a sample taken from 279 m to 280.5 m depth in hole 07SpM-01.  This hole was drilled to intersect the down-dip extension of a gold bearing horizon intersected in 2006, drill hole 06SpM-15.  06SpM-15 returned two gold intersections grading 2.54 g/t over 1.51 m and 2.29 g/t over 1.52 m.

Drill Hole	From (m)	To(m)	Width(m)	Au g/t
07SpM-01	279.00	280.50	1.50	2.42
07SpM-02	175.50	177.00	1.50	0.22
07SpM-02	177.00	178.50	1.50	0.17
07SpM-02	178.50	180.00	1.50	0.20
07SpM-02	180.00	181.50	1.50	0.29
07SpM-02	181.50	183.00	1.50	0.14
07SpM-02	183.00	184.50	1.50	0.24
07SpM-02	184.50	186.06	1.56	0.22
07SpM-02	210.50	212.00	1.50	0.31
07SpM-02	212.00	213.50	1.50	0.20
07SpM-02	213.50	215.00	1.50	0.20
07SpM-02	215.00	216.50	1.50	0.20
07SpM-02	216.50	218.00	1.50	0.54
07SpM-02	218.00	219.50	1.50	1.59
07SpM-02	225.50	227.00	1.50	0.83
07SpM-03 to 07SpM-11	No Significant Results

These results indicate that the sedimentary rocks on the Acrex property contain sediment-hosted gold-bearing vein potential in the area drilled by holes 06SpM-15, 07SpM-01 and 07SpM-02.  These drill holes were all completed along the east border of the Hepburn Lake portion of the Acrex claims immediately adjacent to the border with Skygold’s property.

Drilling on the Hepburn portion of Acrex’s Spanish Mountain property continues to intersect significant widths of 0.2 g/t to 0.5 g/t gold, hosted in the sedimentary rocks underlying the area.  These areas of elevated gold in bedrock are considered good zones to explore for bulk-mineable gold mineralization similar to that found on the Skygold property.

Skygold Ventures Ltd. is continuing with drilling on their Spanish Mountain property with results to date intersecting significant zones of bulk mineable gold mineralization.  Grades of 1.5 g/t gold to 2.5 g/t gold over widths of 50 m to over 100 m have been reported by Skygold.  The deposit is described as a Sediment Hosted Vein Deposit.

All drill core was logged and sampled at a facility located near to the property.  Samples were split from the core and shipped to Assayers Canada Laboratory in Vancouver, BC.  The remaining half of the core is stored in the Company's core storage facility in Likely, BC.

The Company’s consultants are assessing the results to date in order to plan further work to test the Hepburn Lake area and to test the Spanish Mountain area to the southeast.  Soil sampling was completed in 2007 to extend coverage on the Hepburn Lake area, and on the Spanish Mountain block.  Results of sampling provided a number of target areas for follow-up work.  The 2008 drill programs will follow-up results of the 2006 and 2007 drilling, and will test new targets defined by the airborne geophysical survey and the soil geochemical surveys.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.